U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                                         SEC File Number 1-10416

                           NOTIFICATION OF LATE FILING

                                  (Check One):
[x] Form 10-KSB   [ ] Form 11-K   [ ] Form 20-F   [ ] Form 10-Q   [ ] Form N-SAR
For Period Ended: December 31, 2001

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which notification relates: Item 6 ("Management's Discussion and Analysis or Plan of Operation") and Item 7 ("Financial Statements")
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Part I - Registrant Information

         Full Name of Registrant:      Infodata Systems Inc.

         Former Name if Applicable:

         Address of Principal Executive Office (Street and Number):
         12150 Monument Drive, Fairfax, Virginia 22033
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Part II - Rules 12b-25(b) and (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject Annual Report on Form 10-K will be filed on or before the fifteenth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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Part III - Narrative
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State below in reasonable detail the reasons why the Form 10-KSB could not be filed within the prescribed time period.

     As described in greater detail in the Company's definitive proxy solicitation materials as filed with the Securities and Exchange Commission (the "Commission") on January 30, 2002, the Company had been in negotiations with Science Applications International Corporation ("SAIC") since October 2001 regarding the possible acquisition of the Company by SAIC, and on January 10, 2002, the Company and SAIC signed a merger agreement under which the Company was to have been acquired by SAIC in early March 2002, subject to certain closing conditions which required, among other things, (i) the approval of the merger agreement by the Company's stockholders and (ii) the retention of certain material contracts of the Company. At a special meeting held on March 1, 2002, the Company's stockholders approved the merger agreement. The closing of the merger was scheduled to occur promptly thereafter. However, as reported in greater detail in the Company's Form 8-K, as filed with the Commission on March 1, 2002, the Company received a Stop Work Order from the U.S. Government relating to a material contract of the Company and the consummation of the merger with SAIC has been delayed indefinitely until the Company and SAIC are able to determine whether such adverse contract action will operate to prevent consummation of the merger. Since the Company had earlier anticipated that the closing of the merger would occur in early March 2002 and render unnecessary the filing of the Company's year-end report on Form 10-KSB for the year ended December 31, 2001, the Company had not, as of March 1, 2002, engaged its independent auditing firm to conduct the year-end audit of the Company's financial statements for purposes of completing the Company's Form 10-KSB. Although the Company has since engaged its auditors to proceed with such year-end audit activities, the Company's year-end financial statements and the audit related thereto will not be completed prior to the filing deadline for the form 10-KSB on March 31, 2002.

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Part IV - Other Information
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     (1) Name and telephone number of person to contact in regard to this notification:

          Arthur H. Bill                202       -       295-4003
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              (Name)                (Area Code)      (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                           [x] Yes      [ ] No


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

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                           [x] Yes      [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


     The Company expects revenue for the year ended December 31, 2001 to be approximately $15.9 million, an increase of approximately 22% over the $13.0 million of revenue in the year ended December 31, 2000. The Company further expects it will report a net loss of approximately $150,000, or $.03 per share, for the year ended December 31, 2001, compared to a net loss of approximately $2.3 million, or $.49 per share, for the prior year.


                              Infodata Systems Inc.
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:   April 1, 2002              By:/s/ Steven M. Samowich
      ---------------                 ------------------------------------------
                                          Steven M. Samowich
                                          President and Chief Executive Officer


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